Exhibit E

LOCK UP AGREEMENT

THIS AGREEMENT made this 31st day of October, 2013.

BETWEEN:	CLARKE INC. (“Clarke”), a corporation incorporated under the laws of Canada, having its head office at 6009 Quinpool Road, 9th Floor, Halifax, Nova Scotia B3K 5J7 and QUINPOOL HOLDINGS PARTNERSHIP (“Quinpool”), a partnership constituted under the laws of Nova Scotia (collectively, the “Vendors”)

AND:	TRANSFORCE INC., a corporation incorporated under the laws of Canada, having its head office at 8801 TransCanada Highway, Suite 500, Ville St. Laurent, Québec H4S 1Z6 (the “Offeror” and together with the Vendors, the “Parties”)

WHEREAS:

A.	The Offeror and Vendors are concurrently herewith entering into a Share Purchase Agreement pursuant to which the Offeror will acquire one million seven hundred fourteen thousand seven hundred fifty-four (1,714,754) common shares of Vitran Corporation Inc. (“Vitran”) from the Vendors;

B.	Following such purchase and sale, the Vendors will be the registered and/or direct or indirect beneficial owner of, and exercise control or direction over, four hundred eighteen thousand eight hundred thirty-seven (418,837) common shares of Vitran (the “Remaining Shares”); and

C.	This Agreement sets out the terms and conditions of the Vendors’ agreement to (i) support any offer made by the Offeror to acquire all or substantially all of the outstanding shares of Vitran not then owned by the Offeror (the “Offer”), and (ii) deposit or cause to be deposited irrevocably under the Offer the Remaining Shares and all other common shares of Vitran subsequently legally or beneficially acquired by the Vendors or over which the Vendors may have control or direction, including common shares acquired upon exercise, if any, of stock options and common share purchase warrants (collectively, the “Vendors’ Shares”).

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	OFFER

The Offeror may make the Offer at a price per share and on terms and conditions to be determined by the Offeror, but nothing in this Agreement shall require the Offeror to do so. In the event that the Offeror makes the Offer, the Offeror will make a public announcement to that effect in accordance with applicable securities laws and notify the Vendors.

2.	REPRESENTATIONS AND WARRANTIES OF THE VENDORS

The Vendors represent and warrant to and in favour of the Offeror as follows as at the date hereof and immediately prior to the time at which the Vendors’ Shares are taken up and paid for under the Offer, and acknowledge that the Offeror is relying upon such representations and warranties in connection with the entry into of this Agreement by the Offeror:

(a)	Due Constitution. Clarke is a duly-constituted and validly-subsisting corporation under the laws of Canada and Quinpool is a duly-constituted and validly-subsisting partnership under the laws of Nova Scotia.

(b)	Due Authorization, Execution and Delivery. Each of the Vendors has all necessary corporate power and authority to enter into and deliver this Agreement and to carry out its obligations hereunder, and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder have been duly authorized by all necessary corporate action on the part of the Vendors. This Agreement has been duly executed and delivered by the Vendors and constitutes a legal, valid and binding obligation of the Vendors enforceable against them in accordance with its terms except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, (ii) general equitable principles or (iii) limitations under applicable laws in respect of rights of indemnity, contribution and waiver of contribution.

(c)	Ownership, etc. The Vendors (i) are the legal and beneficial owner of, or (ii) exercise control and direction over (but are not the holder of record of), all of the Remaining Shares. Following the purchase and sale contemplated by the Share Purchase Agreement, the only securities of Vitran that will be legally or beneficially owned by the Vendors, or over which the Vendors will exercise control or direction as of the date hereof, including securities which by their terms are exercisable, convertible or exchangeable for common shares of Vitran, are the Remaining Shares. The Vendors have no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Vendors or transfer to the Vendors of additional securities of Vitran.

(d)	Good Title. In the event of an Offer, the Vendors’ Shares will be transferred to and acquired by the Offeror pursuant to the Offer with good and marketable title, free and clear of any and all encumbrances. The Vendors’ Shares are not subject to any securityholders’ agreement, voting trust or similar agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a securityholders’ agreement, voting trust or other agreement affecting the Vendors’ Shares or the ability of the Vendors to exercise all ownership rights thereto, including the voting of any Vendors’ Shares.

(e)	No Other Agreement. No person other than the Offeror has or will have any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Vendors’ Shares from the Vendors.

(f)	No Proceeding Pending. There is no claim, action, lawsuit, arbitration, mediation or other proceeding to which either of the Vendors is a party or in respect of which either of the Vendors has been served written notice, or to the Vendors’ actual knowledge, pending or threatened against either of the Vendors, that relates or could relate to this Agreement or otherwise materially impairs or would reasonably be expected to materially impair the ability of either of the Vendors to consummate the transactions contemplated hereby or the title of the Vendors to any of the Vendors’ Shares.

(g)

Non-Contravention. The execution of this Agreement and the performance by the Vendors of their obligations hereunder do not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with in any manner, or allow any other person to exercise any rights under any of the terms or provisions of any agreement, contract or indenture to which either of the Vendors is a party or by which the Vendors’ property or the Vendors’ Shares are bound, and will not result in the violation by the Vendors of any applicable laws.

3.	REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

The Offeror represents and warrants in favour of the Vendors as follows as at the date hereof and immediately prior to the time, if any, at which the Vendors’ Shares are taken up and paid for under the Offer, and acknowledges that the Vendors are relying upon these representations and warranties in connection with the entry into of this Agreement by the Vendors:

(a)	Due Constitution. The Offeror is a duly-constituted and validly-subsisting corporation under the laws of Canada.

(b)	Due Authorization, Execution and Delivery. The Offeror has all necessary corporate power and authority to enter into and deliver this Agreement and to carry out its obligations hereunder, and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder have been duly authorized by all necessary corporate action on the part of the Offeror. This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror enforceable against it in accordance with its terms except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, (ii) general equitable principles or (iii) limitations under applicable laws in respect of rights of indemnity, contribution and waiver of contribution

(c)	Non-Contravention. The execution of this Agreement and the performance by the Offeror of its obligations hereunder do not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with in any manner, or allow any other person to exercise any rights under any of the terms or provisions of any agreement, contract or indenture to which the Offeror is a party or by which its property is bound, and will not result in the violation by the Offeror of any applicable laws.

(d)	Sufficient Funds. In the event that the Offeror makes the Offer, it will have sufficient funds, or adequate arrangements (in compliance with applicable securities laws) for financing will be in place to ensure that it will have sufficient funds, to pay the offer price in respect of all of the outstanding shares of Vitran not then owned by the Offeror.

4.	COVENANTS OF THE SELLER

4.1	General

The Vendors covenant that from the date hereof until the termination of this Agreement pursuant to section 6, the Vendors will:

(a)

not, directly or indirectly, (i) make, solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any proposal to acquire all or substantially all of the outstanding shares of Vitran or all or substantially all of its assets (an “Acquisition Proposal”), (ii) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any person to make any Acquisition Proposal, or (iii) otherwise cooperate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)	immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons (other than the Offeror and any of its affiliates or financial or professional advisors) conducted heretofore by the Vendors or their financial or professional advisors with respect to any potential Acquisition Proposal;

(c)	promptly notify the Offeror of any Acquisition Proposal of which the Vendors become aware; such notification shall be made orally and in writing and shall include a description of the material terms and conditions of any such Acquisition Proposal;

(d)	not grant an option on, sell, transfer, pledge, encumber, grant any encumbrance on or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Vendors’ Shares, or any right or interest therein (legal or equitable), to any person or group (except to the Offeror or any of its affiliates) or agree to do any of the foregoing;

(e)	not grant or agree to grant any proxy, power of attorney or other right to vote the Vendors’ Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Vendors’ Shares;

(f)	not requisition or join in any requisition of any meeting of holders of Vitran’s common shares;

(g)	not take any other action of any kind, directly or indirectly, that (i) would make any representation or warranty of the Vendors contained herein untrue or incorrect, or (ii) might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer;

(h)	not vote or cause to be voted any of the Vendors’ Shares or support any proposed action by Vitran or its shareholders or any other person or group in a manner that is intended to or would reasonably be regarded as likely to prevent, impede, delay, interfere, postpone or discourage the successful completion of the Offer;

(i)	not to exercise any rights of appraisal or rights of dissent that the Vendors may have with respect to the Vendors’ Shares and the Vendors hereby waive any such rights;

(j)	not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Vendors’ Shares pursuant to this section 4;

(k)	not commence or participate in, and shall, and hereby agree to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Vitran or the Offeror or any of their subsidiaries (or any of their respective successors) relating to the Offer;

(l)	promptly notify the Offeror of the number of any new common shares, stock options or common share purchase warrants of Vitran acquired by the Vendors after the date hereof and any of such new common shares, stock options or common share purchase warrants shall be deemed Vendors’ Shares and subject to the terms of this Agreement as though owned by the Vendors as of the date hereof; and

(m)	execute any and all documents and perform any and all commercially-reasonable acts required by this Agreement to satisfy all of its obligations hereunder.

4.2	Alternative Transaction

If the Offeror concludes after the date of this Agreement that it is necessary or desirable to proceed with a transaction other than the Offer in order to acquire all or substantially all of the shares of Vitran not then owned by the Offeror or all or substantially all of Vitran’s assets (an “Alternative Transaction”), then the Vendors irrevocably covenant to support the completion of such Alternative Transaction, including, if applicable, by voting the Vendors’ Shares in favour of any resolution or resolutions approving such Alternative Transaction. In the event of any proposed Alternative Transaction, the references in this Agreement to the Offer shall be deemed to be changed to “Alternative Transaction” and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

5.	DEPOSIT AND NON-WITHDRAWAL

5.1	Deposit

The Vendors irrevocably and unconditionally agree to deposit or cause to be deposited with the depositary under the Offer all of the Vendors’ Shares, within thirty (30) days after the commencement of the Offer, together with all duly-completed and executed letters of transmittal (as applicable) under the Offer.

5.2	Non-Withdrawal

Except as otherwise provided in this Agreement, the Vendors irrevocably and unconditionally agree that, except with the prior written consent of the Offeror, neither they nor any person or entity acting on their behalf will withdraw or take any action to withdraw any of the Vendors’ Shares deposited under the Offer in accordance with section 5.1 notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise that it may have unless this Agreement is terminated in accordance with its terms prior to the taking up of the Vendors’ Shares under the Offer.

6.	TERMINATION OF AGREEMENT

6.1	Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Offeror and Vendors;

(b)	by the Offeror by written notice to the Vendors if either of the Vendors is in material breach of any representation, warranty or covenant of the Vendors contained herein; or

(c)	by the Vendors upon written notice to the Offeror if:

(i)	the Offeror has not mailed the Offer and related documents to the shareholders of Vitran or otherwise commenced the Offer in accordance with applicable securities law within sixty days (60) of the date of this Agreement; or

(ii)	the Offeror is in material breach of any representation, warranty or covenant of the Offeror contained herein.

This Agreement shall be automatically terminated if the Offer has been terminated, withdrawn or expired without the common shares deposited thereunder having been taken up and paid for by the Offeror.

6.2	Effect of Termination

If this Agreement is terminated pursuant to section 6, there shall be no liability or further obligation on the part of any party hereto; provided that nothing in this section 6.2 shall release the parties to this Agreement of liability for breach of any representation, warranty or covenant of this Agreement occurring prior to the termination hereof.

7.	MISCELLANEOUS

7.1	Disclosure. Except as required by applicable laws or applicable stock exchange requirements, the Vendors shall not make any public announcement or statement with respect to the Offer or this Agreement without the prior approval of the Offeror. Moreover, in any event, the Vendors agree to provide prior notice to the Offeror of any public announcement by the Vendors relating to the Offer or this Agreement and agree to consult with the Offeror prior to making such public announcement. The Vendors consent to the Offeror disclosing the existence of this Agreement in any press release or other public disclosure document and consent to a copy of this Agreement being provided to Vitran and filed on, or submitted to, SEDAR in Canada and EDGAR in the United States on or following the date hereof. The Vendors acknowledge and agree that a summary of this Agreement and the negotiations leading to its execution and delivery may appear in the Offeror’s take-over bid circular and/or in any other public disclosure document required by applicable securities laws in connection with the Offer or any Alternative Transaction.

7.2	Specific Performance and Injunctions. The Vendors recognize and acknowledge that this Agreement is an integral part of the transactions contemplated in the Offer and that the Offeror would not contemplate making the Offer unless this Agreement were executed, and that a breach by either of the Vendors of any covenants or other commitments or obligations contained in the Agreement will cause the Offeror to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the Parties hereto agrees that, in the event of such breach, the Offeror will be entitled to the remedy of specific performance of such obligation and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Vendors further agree to waive any requirement for the security or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Such remedies will not be exclusive remedies for any breach of this Agreement but will be in addition to any other remedy to which the Offeror may be entitled, at law or in equity.

7.3	Further Assurances. Each of the Parties upon the request of the other Party, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to complete the transaction contemplated by this Agreement.

7.4	Successors in Interest. This Agreement and the provisions hereof shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns.

7.5	Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument. Delivery of this Agreement may be made by facsimile or e-mail transmission, and pages delivered by facsimile or e-mail transmission, including executed pages, shall be deemed to be original pages.

7.6	Interpretation. This Agreement shall be construed and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

7.7	Preamble. The preamble to this Agreement forms an integral part hereof.

7.8	Language. This Agreement has been drafted in English at the express request of the Parties. Cette convention a été rédigée en anglais à la demande expresse des parties.

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IN WITNESS WHEREOF, the Parties have executed this Agreement at the date first mentioned above.

CLARKE INC.

per:	/s/ George Armoyan

QUINPOOL HOLDINGS PARTNERSHIP, by its managing partner Clarke Inc.

per:	/s/ George Armoyan

TRANSFORCE INC.

per:	/s/ Alain Bédard